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SECURIT[illegible] [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Riverstone Wealth Management, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Capital of Texas Highway, Suite 310
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 21 2008

THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/20

OATH OR AFFIRMATION

I, Brian E. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_______________, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TERESA J. THEODORE
Notary Public, State of Texas
My Commission Expires
March 16, 2010

Notary Public

Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

RIVERSTONE WEALTH MANAGEMENT

Financial Statements and Supplemental Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)

RIVERSTONE WEALTH MANAGEMENT
Index to Financial Statements and Supplemental Schedule
December 31, 2007

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors of
RiverStone Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of RiverStone Wealth Management, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2008

RIVERSTONE WEALTH MANAGEMENT
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	244,160
Receivable from broker-dealers and clearing organizations		277,548
Concessions receivable		129,956
Securities owned, at market value		167,665
Advances to employees		690
Other assets		31,678
TOTAL ASSETS	$	851,697
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	13,683
Accrued expenses and other liabilities		295,618
Payable to NASD		35,430
Total liabilities		344,731
Stockholder's Equity		
Preferred stock, 500,000 shares authorized, $.01 par value, 240,331 shares issued and outstanding		2,403
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		966,046
Retained deficit		(462,483)
Total stockholder's equity		506,966
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	851,697

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Operations
Year Ended December 31, 2007

REVENUES		
Securities commissions	$	2,753,269
Insurance commissions		987,595
Concessions		142,836
Sale of investment company shares		271,843
Futures		243,087
Interest and other income		159,146
Total revenues		4,557,776
EXPENSES		
Compensation and benefits		3,118,555
Commissions and clearance fees		478,859
Management fee expense		328,000
Interest expense		10,614
Regulatory fees and expenses		49,765
Professional fees		85,807
Other expenses		322,099
Total expenses		4,393,699
INCOME BEFORE INCOME TAXES		164,077
Provision for income taxes		-
NET INCOME	$	164,077

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balances at December 31, 2006	$ 2,403	$ 1,000	$ 966,046	$ (626,560)	$ 342,889
Net income	-	-	-	164,077	164,077
Balances at December 31, 2007	$ 2,403	$ 1,000	$ 966,046	$ (462,483)	$ 506,966

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	164,077
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in assets and liabilities		
Increase in receivables from broker-dealers and clearing organizations		(103,007)
Increase in concessions receivable		(87,787)
Decrease in securities owned		73,831
Decrease in advances to employees and other assets		3,303
Decrease in accounts payable and accrued expenses		(5,782)
Decrease in payable to NASD		(21,592)
Net cash provided by operating activities		23,043
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		23,043
Cash and cash equivalents at beginning of year		221,117
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	244,160

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	-
Interest paid	$	10,614

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC
Notes to the Financial Statements
December 31, 2007

Note 1 - Nature of Business

RiverStone Wealth Management, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of Riverstone Investment Group, Inc. (Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Note 2 - Significant Accounting Policies (continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had cash balances in excess of federally insured limits of $100,000 at various times during 2007 ($144,239 at December 31, 2007). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

A tax law change in Texas became effective for the Company's fiscal year ended December 31, 2007. Under the new law, the tax is based on taxable margin, as defined under the law, and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. For the year ended December 31, 2007, the Company had approximately $13,000 tax due under the Texas margin tax.

Note 3- Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2007:

Accrued payroll and related items	$	262,190
Insurance premiums payable		12,258
Other items		21,170
Total accrued expenses and other liabilities	$	295,618

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $389,558 and $50,000. The Company's net capital ratio was 0.88 to 1.

Note 5 - Income Taxes

The income tax expense (benefit) for the year ended December 31, 2007 differs from the amount computed by applying the U.S. federal income tax rate of 34% to the pretax loss as a result of the following:

		2007
Computed "expected" expense (benefit)	$	55,800
Utilization of net operating loss carryforward		(55,800)
Total income tax expense	$	-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2007 are as follows:

		2007
Deferred tax assets:		
Net operating loss carryforward	$	98,000
Valuation allowance		(98,000)
Net deferred tax assets	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management determined that there is only a 50% chance that the Company will realize the benefits of these deductible differences. As a result, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Income Taxes (continued)

As of December 30, 2007, the Company has net operating loss carryforwards of approximately $287,000 for U.S. Federal tax purposes, which will begin to expire in 2016 if not utilized. The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted with any subsequent change in control or sale of the Company.

Note 6 - Employee Benefit Plans

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2007.

The Company offers health care coverage for eligible employees and their qualifying dependents.

Note 7 - Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2007, the Company paid a management fee for such services to the Parent of $328,000 under the terms of a Management Services Agreement.

The Company is currently using office space in Austin and San Antonio. Rental payments are an obligation assumed by the Parent and therefore has not been accrued by the Company as of December 31, 2007.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. At December 31, 2007, the Company had a receivable from the related party of $114,774 which is included in concessions receivable on the balance sheet. Total insurance commissions earned from this related party were $987,595 during 2007.

Note 8 - Commitments and Contingencies

Litigation

The Company, from time to time, may be involved in litigation relating to claims arising out of its ordinary course of business. However, at December 31, 2007, there were no significant outstanding legal actions or claims against the Company.

Note 8 - Commitments and Contingencies (continued)

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The clearing agreement contains an early termination fee that would be due if the Company desires to terminate the clearing agreement prior to the end of a determined period of time. The termination fees are as follows:

Termination prior to March 1,	Termination Fee
2008	$ 100,000

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

NASD Settlement

In 2005, the Company accrued $100,000 in fines and assessments related to findings from an NASD examination in 2003. The Company believes that it has taken appropriate actions to correct the areas resulting in these fines and assessments. However, the Company could be fined or assessed in future periods. The balance of the fines and assessments payable to the NASD at December 31, 2007 was $35,430.

Note 9 - Fair Value of Financial Instruments

The Company has estimated fair value of financial instruments in accordance with requirements of Statement of Financial Accounting Standards No. 107, *"Disclosures about Fair Value of Financial Instruments."* The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Note 9 - Fair Value of Financial Instruments (continued)

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximated fair market value at December 31, 2007 because of their relatively short maturity. The carrying amount of securities owned is the estimated market value of such securities and as such represents the estimated fair value.

Schedule I

RIVERSTONE WEALTH MANAGEMENT
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Total stockholder's equity qualified for net capital	$ 506,966
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	690
Receivables from affiliates, subsidiaries and associated partnerships	78,535
Other assets	31,678
Total deductions and/or charges	110,903
Net capital before haircuts on securities	396,063
Haircuts on securities	6,505
Net Capital	$ 389,558
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 344,731
Total aggregate indebtedness	$ 344,731
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 339,558
Ratio of aggregate indebtedness to net capital	0.88 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in Company's Part II (unauditeed) Focus report	$ 402,558
To record accrued liabilities	13,000
Net capital per above	$ 389,558

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control

To the Board of Directors of
RiverStone Wealth Management, Inc.:

In planning and performing our audit of the financial statements of RiverStone Wealth Management, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard, Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL AUSTIN · HOUSTON · ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB Helin Donovan

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2008

END